February 13, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed on December 1, 2022 File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-267662) (“Amendment No. 1”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 6, 2023, relating to Amendment No. 1. For ease of reference, the text of the comments in the Staff’s letter is reproduced in italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Form S-4 filed December 1, 2022

Cover Page

1.	We note your revisions in response to comment 1. Please revise the cover page to disclose the conversion ratio based on the number of Seamless ordinary shares issued and outstanding as of the most recent practicable date. Please include this disclosure elsewhere as appropriate.

Response: In response to the Staff’s comment, the Company has revised the cover page and the disclosures on pages 9, 21, 96 and 167 of the Amended Registration Statement to disclose the conversion ratio based on the number of Seamless ordinary shares issued and outstanding as of February 8, 2023.

Greenberg Traurig, LLP

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Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

Summary - Seamless Group Inc., page 20

2.	We note your revisions in response to comment 7. While you include the unaudited pro forma condensed statement of operations, this does not illustrate the impact of the divestitures as you do not discuss the financial position of the company before the divestitures. Please revise to provide a discussion that illustrates how the divestitures will impact the business and financial results on an ongoing basis.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 21 of the Amended Registration Statement to illustrate the summary financial performance of Seamless prior to the Divestitures and illustrate the impact of the Divestitures thereon, and to direct investors to more detailed discussions of the impact of the Divestitures on the business and financial results of Seamless elsewhere in the Amended Registration Statement.

3.	Here and elsewhere that you disclose that Tranglo services transactions between more than 20 countries in Southeast Asia, please provide context so that it is clear whether the majority of such transactions occur in a few countries or are more evenly spread across 20 countries. To the extent that the majority of transactions are in a few countries, please disclose those countries.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 21, 173 and 201 of the Amended Registration Statement to clarify that a majority of Tranglo’s remittance revenue is derived from transactions for customers in Hong Kong, Singapore and the Republic of South Korea.

Risk Factors, page 47

4.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to disclose how recent volatility, security breaches, manipulative practices, business failure and fraud in the cryptocurrency industry may adversely impact Tranglo and Seamless, including their reputation with their customers, partners and other business stakeholders.

5.	To the extent material, describe any actual or potential material impact to your financial condition and results of operations, or material decreases in demand for your on-demand remittance services, due to recent disruptions in the crypto asset markets and the bankruptcy of FTX, as well as the significant volatility in the price of XRP. To the extent possible, please revise to quantify the impact of any decreased demand due to the volatility of XRP, and otherwise disclose any actual or potential material impacts to your business or financial condition.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to disclose how recent volatility, security breaches, manipulative practices, business failure and fraud in the cryptocurrency industry may adversely impact Tranglo. The Company respectfully advises the Staff that Seamless has not to date observed any material impacts on its financial condition or results of operations or material decrease in demand for its ODL service, and accordingly is unable to quantify any impact of decreased demand due to volatility of XRP.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

The funding process used by Tranglo..., page 54

6.	In response to comment 11 you disclose that you have obtained relevant approval for your existing operations that involve cryptocurrency. However, we note your response to comment 45 where you state that Seamless’ business is structured so as to not require Seamless to comply with the currently applicable cryptocurrency regulations in the jurisdictions in which it operates. Please reconcile these statements, and explain how your business is structured such that you do not have to comply with applicable cryptocurrency regulations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to reconcile these statements.

7.	Your response to comment 11 states that you are not aware of pending regulatory changes that would prevent Ripple from continuing to provide services. Please disclose whether Ripple has obtained all required licenses and is in compliance with applicable regulations, to the extent known.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to disclose that while we are not aware of any pending regulatory changes which would prevent our partner from continuing to provide their services to our customers and believe it to have all relevant approvals or licenses therefor, we cannot provide any assurance in that regard or that our partner would be able to respond to any regulatory changes in a manner which did not impact our business.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

8.	Revise here and in the discussion of your business to update the percentages of revenue and transactions disclosed in this risk factor to reflect contributions by any additional customers as of September 30, 2022 that use the XRP funding process.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 54 and 207 of the Amended Registration Statement to update the percentages of revenue and transactions disclosed.

INFINT’s amended and restated memorandum and articles of association provide that the courts of the Cayman Islands..., page 76

9.	Please revise your risk factor to include that the Company’s exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 76 of the Amended Registration Statement to include that the Company’s exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Divestitures, page 95

10.	We note your written response and revised disclosures in response to comment 20. With regard to the additional ownership in Dynamic Indonesia, please disclose the purpose of increasing Seamless’ beneficial ownership of WalletKu. In addition, please indicate whether any of the existing shareholders who will receive equity interests in TNG (Asia) Ltd., Future Network Technology Investment Co., Ltd., and GEA Holdings Limited, are affiliates of Seamless. We also note your disclosure that the divestiture is not expected to materially adversely affect the revenue derived by Seamless from its relationships with these entities. Please clarify whether these entities will continue to be customers of Tranglo following the divestitures.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 96 of the Amended Registration Statement to discuss the reason for the increase in Seamless’ beneficial ownership of WalletKu, clarify that TNG Asia and GEA will remain customers following the Divestitures, and disclose that none of the shareholders of TNG Asia, FNTI and GEA following the Divestitures will be affiliates of Seamless with the exception of Kong King Ong Alexander.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

11.	Please revise the diagrams on page 97 so that they are legible. As currently presented, the font is too small to read.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of the Amended Registration Statement so that the diagrams are legible.

12.	We note various notes to the diagrams indicating that other shareholders have interests in the entities shown. Please revise to show these holdings in the diagram as opposed to include them as notes.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of the Amended Registration Statement to depict the minority holdings in the diagrams instead of the notes.

13.	You disclose on page 97 that you have received approval of the Hong Kong Monetary Authority to divest TNG Asia. Please disclose the date of such approval.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of the Amended Registration Statement to disclose that Seamless received the approval by the Hong Kong Monetary Authority to divest TNG Asia on July 14, 2022.

Background of the Business Combination, page 102

14.	We note your revisions in response to comment 22. Please further revise your disclosure to expand upon InFinT’s investment mandate, including explaining the particular mandate and how the mandate influenced the structure of the business combination. Please also include any negotiations relating to the acquisition of ownership in Dynamic Indonesia and the reasons for the increase in ownership.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 107 of the Amended Registration Statement to expand disclosure regarding the Company’s investment mandate and how the mandate influenced the structure of the business combination. In addition, the Company has revised the disclosure on page 110 of the Amended Registration Statement to include negotiations relating to the acquisition of ownership in Dynamic Indonesia and the reasons for the increase in ownership.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

15.	Your disclosure on page 97 indicates that on November 29, 2022 you entered into an amendment to the Business Combination Agreement to eliminate the requirement that Seamless cause the conversion or exchange of an exchangeable bond for shares of Seamless, and that this conversion or exchange is no longer a condition to closing. However, it does not appear that you have included a copy of the amended Business Combination Agreement in the registration statement. In addition, the disclosure throughout continues to state that prior to closing Seamless is required to cause an option deed and related convertible bonds to be exercised, converted and exchanged. Please explain the purpose of the conversion or exchange and its impact on the business combination, why it was originally a condition to closing, and how the amendment entered into on November 29, 2022 altered the obligation of Seamless to exercise, convert or exchange the option deed and convertible bonds between Seamless and Noble Tack International Limited. Please also explain the reason for the amendment to the Business Combination Agreement and why the conversion or exchange is no longer a condition to closing.

Response: The Company respectfully notes that as indicated in the Exhibit Index, a copy of Amendment No. 2 was included in the Registration Statement along with the Business Combination Agreement and Amendment No. 1 as part of Annex A to the prospectus/proxy statement. The Company, on behalf of Seamless, clarifies that Noble Track International Limited (“NBL”) holds two separate issuances of bonds: (a) convertible bonds issued by Seamless and (b) exchangeable bonds issued by Regal Planet Limited (“RPL”), which owns 79% of Seamless and is 97% owned by Alexander Kong. Seamless does not have any contractual rights or obligations with respect to the exchangeable bonds. In connection with entering into the Business Combination Agreement, the Company and Seamless agreed that that convertible bonds should be converted prior to the closing of the business combination to prevent potential dilution to the Company shareholders if such conversion was to take place after the closing of the business combination. Specifically, pursuant to the Business Combination Agreement, the conversion of the bonds prior to the closing of the business combination agreement will have no impact on the relative share ownership percentage between the Company and Seamless as Seamless will be receiving a set number of 40,000,000 New Seamless shares at closing regardless of how many shares of Seamless are outstanding. Alternatively, the exchange of the exchangeable bonds is a transaction between NPL and RPL and will only affect Mr. Kong’s interest in RPL and his ownership interest in Seamless through such entity and will not otherwise impact any other shareholders or cause any dilution to the Company shareholders as no New Seamless shares will be issued. The Company and Seamless agreed that it was not the intent of the parties to include the exchange of the exchangeable bonds issued by RPL as a closing condition to the business combination and the Business Combination Agreement was amended on November 29, 2022 to reflect this understanding.

16.	Please further revise your disclosure in this section to disclose what was considered and discussed about Seamless’ business plan, prospects, review of significant contracts, and the relationship with Ripple. Please include similar disclosure relating to Seamless’ planned growth, growth potential, and relationships with regulators that form a barrier to entry. We note the related disclosure on pages 31 and 32 indicating that the InFinT Board reviewed and discussed such matters in detail.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 108 of the Amended Registration Statement to disclose what was considered and discussed about Seamless’ business plan, prospects, review of significant contracts, and the relationship with Ripple. In addition, the Company has revised the disclosure on pages 108 of the Amended Registration Statement to include similar disclosure relating to Seamless’ planned growth, growth potential, and relationships with regulators.

17.	Your revised disclosure states that Mr. Edgarov and Dr. Hui discussed the $310 to $500 million valuation range for Seamless, and that Dr. Hui indicated that Seamless would be willing to accept a proposed $400 million valuation subject to further negotiation of definitive terms an agreements. Please revise to indicate how the parties negotiated and agreed upon a valuation of $400 million, and indicate what additional terms the valuation was subject to.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 109 of the Amended Registration Statement to expand disclosure regarding negotiation between the parties in connection with proposed valuation of Seamless.

18.	Please explain why InFinT used two different advisors (ARC and JonesTrading) to assist in conducting the financial analysis, and in particular why InFinT management made an informal request for JonesTrading to prepare the market update. We also note that InFinT’s management selected the companies included in the ARC Preliminary Comp Set and the JonesTrading Preliminary Set. Please explain why different companies were used for the ARC update as compared to the JonesTrading update. Please also explain whether ARC prepared the market update prior to InFinT formally engaging ARC as a financial advisor and, if so, please explain why.

Response: The Company clarifies to the Staff that ARC is the only financial advisor that has been retained by the Company to provide financial advisory services in connection with the Business Combination. JonesTrading served as an underwriter in connection with the Company’s initial public offering and the Company has maintained an ongoing relationship and dialogue with them throughout the business combination process. As part of this dialogue, management of the Company made an informal request to JonesTrading to assist with the preparation of the market update for use by management of the Company. JonesTrading did not receive any fees in connection with the preparation of such materials and the analysis was not updated or redistributed to management after the initial preparation and delivery in March 2022. The Company had separately consulted with each of JonesTrading and ARC to select the companies to be included in the market update and received input from each of JonesTrading and ARC regarding their views of the companies to be included in their respective market updates. The Company respectfully notes that the following five companies were used in both the JonesTrading and ARK market updates: dLocal Ltd., Flywire Corp., Payoneer Global, Inc., and Remitly Global Inc. In addition, based on consultation with management and input from ARC, ARC also included the following two companies in its market update: GMO Payment Gateway, Inc. and Marqeta, Inc. The Company confirms that ARC prepared the market update after the Company informally engaged ARC to serve as the financial advisor but before the formal financial advisory agreement was executed by both parties in May 2022. There were ongoing discussions, negotiations and work on definitive documents between the Company and ARC regarding the terms of the engagement and the engagement letter during the period March 2022 and May 2022.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

19.	We note your response to comment 26, however it is unclear why the material prepared by ARC or JonesTrading is not material that falls under Item 4(b) of Form S-4. While you note in your response that neither ARC nor JonesTrading was engaged to prepare a report, opinion or appraisal, that the material was based on public information, and that JonesTrading will not receive a separate fee for its assistance to management, these factors are not relevant in determining whether a report, opinion or appraisal materially relating to the transaction has been received from an outside party. Based on your revised disclosure, it appears that each of ARC and JonesTrading prepared comparable company analyses that were used to determine the Seamless valuation. Please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Refer to Items 4(b) and 21(c) of Form S-4.

Response: Item 4(b) of the Form S-4 requires for the Company to include certain information if “a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus.” The Company continues to believe that the market updates provided by ARC and JonesTrading were not reports, opinions or appraisals within the parameters of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A, but informal market updates based on publicly available information and used by the management for purposes of discussions with the target. As indicated in our prior response to the Staff, the materials prepared by or with the assistance of ARC and Jones Trading for the benefit of management’s further review and presentation of its views to the board of directors are referred to in the Amended Registration Statement simply to provide shareholders with a full and complete description of the information and advice received by the Company’s management and not because the Company considers such information to be material. As disclosed in the section of the prospectus/proxy statement titled “Proposal 1 — The Business Combination Proposal — The INFINT Board’s Recommendation and Reasons for the Approval of the Business Combination,” management and the board of directors of the Company considered a number of factors in determining to pursue a business combination with Seamless and enter into the Business Combination Agreement. In this regard, the materials prepared by Jones Trading and ARC were only a component of the overall mix of information considered by management and the board of directors of the Company. The Company further notes that detailed information regarding the reports prepared by ARC and JonesTrading was included in the Amended Registration Statement to be responsive to the Staff’s comment on the Registration Statement and the Company believes that such disclosure satisfies its disclosure obligations with respect to these informal market updates.

20.	We note your response to comment 29. However, your disclosure on page 59 states that if “WalletKu wishes to continue growing its business with a floating fund exceeding IDR1,000,000,000...it may be required to restructure its ownership structure prior to submitting the application for an e-money license to Bank Indonesia...” Please explain whether you plan for WalletKu to submit an application for an e-money license, or if you plan to continue to rely on PT E2Pay Global Utama’s license to conduct WalletKu’s e- money business. To the extent that you plan to apply for a separate e-money license, please explain any impact on your ability to acquire a majority ownership interest in WalletKu. Please also file your agreement with PT E2Pay Global Utama, or tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 59 of the Amended Registration Statement to disclose that WalletKu plans to continue relying on PT E2Pay Global Utama to provide e-money services in Indonesia, and has no plans to submit an application for an e-money license there, and has filed the related agreement as an exhibit to the Amended Registration Statement.

Financial Analysis, page 108

21.	Please revise to disclose the underlying financial metrics of each of the comparable companies used in both the ARC and JonesTrading analyses that was used to determine the EBITDA Margin and Enterprise Value/Revenue for each company. Disclose how the multiples were used to determine valuations of $500 million and $310 million, respectively. Please also explain how the EBITDA margin was used in determining the valuation of Seamless. In addition, we note that the valuation was prepared using 2021 and 2022 estimated results, but that management determined there were no material changes from the 2021 Estimate and 2022 Estimate that would impact the proposed valuation. Please explain how management made this determination given that it did not have actual year end results for December 31, 2022. Please also disclose the 2021 and 2022 estimated results used in preparing the analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 108-109 of the Amended Registration Statement to expand the disclosure regarding the underlying financial metrics of each of the comparable companies as well as how the multiples were used to determine respective valuations. The Company advises the Staff that the Company made the determination that there were no material changes that would affect valuation once it received the Company’s actual unaudited historical results, which the Company notes did not differ from Seamless’ audited results once those were received in August 2022. In addition, the Company has revised the disclosure on page 115 of the Amended Registration to disclose the 2021 and 2022 estimated results used in preparing the analysis.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

U.S.	Federal Income Tax Considerations, page 111

22.	We note your response to comment 34. We also note your disclosure on page 10 stating that holders of InFinT Class A ordinary shares and warrants will retain InFinT ordinary shares and warrants and will not receive any consideration or any additional InFinT ordinary shares or warrants in the business combination, and therefore there are no material U.S. federal income taxes. Given this statement, please tell us why you have registered the New Seamless ordinary shares and new seamless warrants to purchase ordinary shares. Please also tell us the exemption you are relying upon to issue the 40,000,000 New Seamless ordinary shares to Seamless shareholders.

Response: The Company advises the Staff that it is registering the New Seamless ordinary shares and New Seamless warrants to purchase ordinary shares to be responsive to the proposed Rule 145(a) and the Staff’s position as set forth in the SEC proposed rule regarding Special Purpose Acquisition Companies, Shell Companies, and Projections (Release Nos. 33-11048) (the “Proposed Rule”). As set forth in the Proposed Rule, proposed rule 145a would deem any business combination of a reporting shell company (that is not a business combination related shell company) involving an entity that is not a shell company to involve a sale of securities under the Securities Act to the reporting shell company’s shareholders and, therefore, requiring such deemed sales to be registered. Under the Securities Act, all offers and sales of securities must either be registered or be exempt from registration, and any offer or sale that is not registered or exempt violates Section 5. Section 2(a)(3) of the Securities Act defines a “sale” as, among other things, “every contract of sale or disposition of a security or interest in a security, for value.”

In footnote 229 on page 106 of the Proposed Rule, the Commission notes that although no securities may actually be changing hands, in substance, shareholders in a reporting shell company merger are effectively exchanging their interests in the shell company for interests in a non-shell company; these shareholders can be viewed as having surrendered “value” for the purposes of Section 2(a)(3). Based on the disclosure on page 104 of the Proposed Rule, we understand that it is the Commission’s position that in any de-SPAC transaction reporting shell company investors have effectively exchanged their security representing an interest in the reporting shell company for a new security representing an interest in the combined operating company.

The Company has relied on the 4(a)(2) exemption to issue the 40,000,000 New Seamless ordinary shares to twelve Seamless shareholders, which constitute all of the Seamless shareholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

23.	Please remove your disclosure of INFINT’s initial public offering, concurrent private placement of warrants to purchase Class A ordinary shares and payment of the offering expenses from the first paragraph on page 138 in the introduction since those transactions are already reflected in the historical financial statements of INFINT. Also, please remove the first bullet point on page 139 and the payment of deferred underwriting commission, legal fees, and other costs incurred by INFINT in connection with the INFINT IPO in the third bullet point on page 139.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 138-139 of the Amended Registration Statement and removed the verbiage noted in the Staff’s comment.

Strong Strategic Partnership Network, page 180

24.	Refer to the How Ripple’s On-Demand Liquidity works with Tranglo graphic on page 181. Please revise to more clearly describe to what each step relates and who fulfills it. For example, in step 1, describe what the term prefunding request means, why there is an FX quote if the example indicates the request is for USD 100,000, and who fulfills the prefunding request and how.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 181 of the Amended Registration Statement to provide the requested disclosure.

25.	We note your revised disclosure in response to comment 43. Please revise this risk factor as well as your discussion of your relationship with Ripple on pages 180 and 207 to disclose that the on-demand liquidity remittance services are not available in the United States or to U.S. persons. Also include a detailed discussion of the know-your-customer process that you use to prevent access in the U.S. or by U.S. persons. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions and the volatility in the price of XRP, as well as any changes made to address those gaps.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 54, 181 and 207 of the Amended Registration Statement to both disclose that the on-demand liquidity remittance services are not available in the United States or to U.S. persons and provide a detailed discussion of the know-your-customer (KYC) process used to prevent access in the U.S. or by U.S. persons.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

26.	Please revise to expand your related risk factor on page 54, or add a new risk factor as appropriate, to explain the specific regulatory issues under U.S. law that could arise if your on-demand liquidity services were accessed by U.S. persons or persons in the United States, and the material risk that could result. Tell us why you believe that the risk of access by such persons is “limited.” Ensure that your risk factor describes all material risks you face from unauthorized or impermissible customer access to your products and services outside of the jurisdictions where you or your partner have obtained the required governmental licenses and authorizations, and also include any potential risks associated with your know-your-customer and anti-money laundering processes and procedures that could result in the inability to prevent unauthorized or impermissible customer access. Also discuss, to the extent material, any risks you or your strategic partner face related to the assertion of jurisdiction by regulators and other government entities over crypto assets and crypto asset markets.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to expand the related risk factor to explain the specific regulatory issues under U.S. law that could arise if the on-demand liquidity services were accessed by U.S. persons or persons in the United States, and the material risk that could result.

Tranglo Remittance Business Analysis, page 193

27.	We note your revisions in response to comment 50. So that investors are better able to understand the extent to which the use of on-demand liquidity has impacted your financial performance, please revise your risk factor on page 54 to quantify the increase in ODL transactions and the corresponding decrease in average transaction fee take rate, average Forex gain take rate, and the corresponding decrease in total revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to revise the corresponding risk factor.

Regulation, page 194

28.	In response to comment 45 you disclose that Tranglo partners with two licensed cryptocurrency exchange partners in Singapore in lieu of maintaining an individual cryptocurrency license. Please explain how these license agreements result in your compliance with applicable regulations in Singapore. Disclose the material terms of such license agreements, including the duration and expiration dates, and file such agreements as exhibits to the registration statement. In the alternative please tell us why you believe you are not required to do so. Further, in light of the recent crypto asset market developments, tell us whether there has been any impact on your relationship or ability to transact with the two exchange partners, and provide disclosure to the extent this impact is material. Please also disclose how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore. Explain what it means that Seamless’ business is structured so as not to require Seamless to comply with currently applicable cryptocurrency regulations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 194 of the Amended Registration Statement to explain that Tranglo uses two licensed cryptocurrency exchange partners, Independent Reserve SG PTE. Ltd. and Betur, Inc., in Singapore to liquidate XRP it receives from its customers as part of its ODL service, but as a user of these services Tranglo not required to maintain a separate license under applicable law in Singapore or in other jurisdictions in which it operates. The Company respectfully advises the Staff that Seamless has not to date observed any material impact on Seamless’ relationship or ability to transact with the two exchange partners.

Seamless’ partner network, page 198

29.	We note your revisions in response to comment 51. Further revise your disclosure to explain the intended goals of the “further integration” with Ripple network and the role of the Ripple Executive Officer at Tranglo. Please also clarify the timeline for Tranglo’s expansion to the Middle East, South American and European countries, as it appears that Tranglo already operates in some of these regions. We note, for example, Tranglo’s tweet from August 23, 2022 stating that the UAE is now part of the Tranglo Connect network.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 207 of the Amended Registration Statement to explain that Ripple has seconded the Ripple Executive Officer to Tranglo with an aim to facilitate Tranglo’s further integration with the Ripple network to help insure that Tranglo’s ODL service functions efficiently and meets the demands of Tranglo’s customers, and for Tranglo to leverage Ripple’s more robust marketing network to grow its revenue in those geographies.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless Critical Accounting Policies and Estimates, page 218

30.	We note your response comment 52. We are not yet convinced that goodwill impairment is not a critical accounting estimate due to the significant management judgment and estimation involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the reporting unit. The impact of the estimates and assumptions on financial condition or operating performance could be material. Refer to Section V of SEC Release 33-8350 for guidance. Also, please tell us if Tranglo represents a separate reporting unit as defined in ASC 350-20-35-34-33 through 38 and the other reporting units that you have. If you believe that material goodwill does not exist at reporting units that are at risk of failing step one of the quantitative test or that no reporting units are at risk of impairment, please disclose this information.

Response: In response to the Staff’s comment, the Company has revised the disclosures regarding Critical Accounting Policies and Estimates on page 219 of the Amended Registration Statement to add goodwill impairment as a critical accounting estimate. The Company respectfully advises the Staff that Tranglo represents a separate reporting unit, and impairment testing of the goodwill arising from the acquisition of Tranglo includes only Tranglo operations.

Results of Operations, page 220

31.	We note your response to comment 53. Please tell us why you have recorded depreciation expense in other expenses below income (loss) from operations.

Response: The Company respectfully advises the Staff that the depreciation expenses of Seamless for the year ended December 31, 2021 of $700,000 and for the year ended December 31, 2020 of $900,000 have been recorded under General and administrative expenses, except for depreciation for Tranglo for the year ended December 31, 2021 of $400,000 and for the year ended December 31, 2020 of $400,000 which have been classified under other expenses. The Company respectfully advises the Staff that while the depreciation expense has been classified differently in these two instances, the amount of depreciation classified in other expenses is not material and reclassification of it to General and administrative expenses is not necessary.

Notes to the Consolidated Financial Statements, page F-38

32.	We note from steps 2, 6 and 7 in the diagram on page 181 that Ripple funds the remittance licensee’s XRP wallet account and then records and invoices the remittance licensee. Please tell us your consideration of the guidance in SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X considering Ripple’s 40 percent ownership of Tranglo.

Response: The Company respectfully advises the Staff that the ODL service prefunding process involves common customers of Tranglo and Ripple, but the transactions included in the process are not between Tranglo and Ripple but instead between Ripple and the customers and then the customers and Tranglo. As such, Tranglo does not earn any revenue from Ripple through these transactions. However, Tranglo has entered into a Pay-Out Support Provider Agreement with Ripple, pursuant to which Tranglo agrees to provide discounted transaction fees and foreign exchange fees to the customers which use its XRP-based ODL service as their prefunding means. The Company has therefore revised Note 19 to the December 31, 2021 consolidated financial statements and Note 8 to the June 30, 2022 interim financial information to disclose this agreement.

2. Summary of significant accounting policies (t) Revenue recognition, page F-45

33.	We note your response to comment 58. Please provide us with a comprehensive analysis of the five steps in ASC 606-10-05-4 as it applies to how Ripple’s On-Demand Liquidity works with Tranglo in the diagram on page 181. We also note from your response and steps 3 and 4 in the diagram on page 181 that Tranglo takes custody of XRP only momentarily and it is immediately and automatically liquidated into fiat currencies through a programmatic liquidation arrangement with the cryptocurrency exchange. Please provide us with your accounting for the receipt and subsequent liquidation of XRP referencing the authoritative guidance that supports your accounting treatment.

Response: The Company respectfully advises the Staff that, as noted in the Company’s response to comment #32, Ripple provides prefunding liquidity to Tranglo’s customers and Tranglo does not earn any revenue from Ripple through these ODL transactions. Set out below is the accounting treatment for the receipt and subsequent liquidation of the XRP in these ODL transactions. Tranglo earns a fee in accordance with ASC 606 when it remits the funds in accordance with the customers’ instructions, which represents the fulfilment of its performance obligation.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

Step 1:

DR Assets - Cash and cash equivalents (USD)

CR Liabilities - Prefunding from client

Step 2:

On a daily basis, remittance customer will initiate remittance order to Tranglo:

DR Liabilities - Prefunding from client

CR Assets - Cash and cash equivalents (USD)

CR Profit and Loss – fee income (from remittance customer)

(aa) Segments, page F-46

34.	We note your response to comment 59. Please explain to us in detail how the lower-level operating results of your subsidiaries (i.e., Tranglo, TNG Asia, GEA and WalletKu) included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless are not indicative of your operating segments being at a lower level than your reportable segments. Also, please provide us with your analysis on whether or not your subsidiaries (i.e., Tranglo, TNG Asia, GEA and WalletKu) represent separate operating segments as defined in ASC 280-10-50-1 through 9.

Response: The Company respectfully advises the Staff that each subsidiary of Seamless is an operating segment as defined by ASC 280-10-50-1 through 9. However, Seamless aggregates the operations of each into what it considers to be its reportable segments – remittance, airtime, and other. The remittance segment is operated through TNGA, GEA and Tranglo. TNGA and GEA are in the retail remittance business in Hong Kong, whereas Tranglo operates the remittance hub covering Southeast Asia and globally. Tranglo provides its services TNGA and GEA to facilitate their money transmission services for their customers, and TNGA and GEA provide transaction flows to Tranglo. As a result, when allocating resources and evaluating business results, Seamless considers the remittance business as a whole, instead of focusing on individual subsidiaries. All remittance flows of TNGA and GEA go through Tranglo, and Tranglo supports the business growth of TNGA and GEA by providing ODL and other services to them, maximizing synergy among the three subsidiaries.

The other significant reportable segment of Seamless is its airtime business, which Seamless operates internationally through Tranglo and locally in Indonesian through WalletKu. In allocating resources for its airtime business, Seamless strives to create operational synergy between the two subsidiaries in order to grow the airtime business together.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

9. Leases, page F-51

35.	We note your response to comment 60. It does not appear you addressed our concerns in our comment. As such, we re-issue our previous comment. Please explain to us why operating lease costs are significantly greater than payments for operating lease liabilities.

Response: The Company respectfully advises the Staff that the expense recognized in the consolidated statement of operations and comprehensive loss regarding the rental expenses is as follows:

	Year ended December 31,
	2021	2020
Operating lease costs from leases that give rise to lease liabilities	$41,452	$67,315
Operating lease costs from leases that don’t give rise to lease liabilities	$1,365,565	$1,056,204
Total lease costs	$1,407,017	$1,123,519

Payment for lease liabilities	$35,434	$33,511

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

13. Convertible bonds, page F-55

36.	We note your response to comment 61 and we reissue part of our previous comment. Please provide disclosure pursuant to ASC 260-10-50-1c for your convertible bonds.

Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement at Note 2(z) to the December 31, 2021 consolidated financial statements to indicate the outstanding convertible debt that has been excluded from fully diluted EPS as required by ASC 260—10-50-1c.

17. Segments, page F-60

37.	Please disclose goodwill for each reportable segment. Refer to ASC 350-20-50.

Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement at Note 17 to the December 31, 2021 consolidated financial statements and Note 6 to the June 30, 2022 interim consolidated financial information to disclose goodwill for each reportable segment.

Schedule 1, page F-64

38.	We reviewed your response to comment 65. Please confirm that the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year were not material or revise. Refer to Rule 4- 08(e)(3) of Regulation S-X.

Response: The Company respectfully confirms to the Staff that the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of December 31, 2021 are immaterial.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

Index to Condensed Consolidated Financial Statements, page F-67

39.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company respectfully advises the Staff that it has given due consideration to the requirements of Rule 8-08 of Regulation S-X in preparing the Amended Registration Statement and that the financial statements included therein are in compliance with the age of financial statement requirements of the Rule.

General

40.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, including any material impact from the price volatility of XRP.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to disclose significant crypto asset market developments material to understanding or assessing the business, financial condition and results of operations, including any material impact from the price volatility of XRP.

41.	We note that following the divestitures, Seamless’ operations will no longer be based in Hong Kong, but you will continue to generate significant revenue from cross-border transactions located throughout Southeast Asia. Please tell us whether post-divestiture you will continue to generate revenue from transactions in the PRC or Hong Kong, and, if so, please quantify the expected percentage of revenue that will be derived from such transactions. Supplementally explain whether you believe there are any legal or operational risks associated with your continued operations in the PRC or Hong Kong, and whether these risks could result in a material change in your operations and/or the value of the securities.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 21, 172 and 201 of the Amended Registration Statement to disclose Seamless’ anticipated post-divestiture revenue derived from Hong Kong. The Company respectfully advises the Staff that Seamless does not anticipate deriving material post-divestiture revenue from the PRC, and that because Seamless will not maintain any operations in Hong Kong or the PRC post-divestiture, any risks to Seamless from legal or operational risks in Hong Kong or the PRC reside with Tranglo’s customers operating in Hong Kong, and those risks are not expected to result in a material adverse effect on Seamless given their remoteness to Seamless and its assets and consolidated operations.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

42.	Please file any agreements with Ripple relating to Seamless’ partnership with Ripple or related to Ripple’s acquisition of 40% of Tranglo that are required to be filed by Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed as exhibits to the Amended Registration Statement the agreements relating to Seamless’ partnership with Ripple.

43.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets (including, but not limited to, Ripple, Betur and Independent Reserve SG PTE. Ltd.) known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
●	Have the crypto assets of their customers unaccounted for.
●	Have experienced material corporate compliance failures.

Response: The Company respectfully advises the Staff that it is not aware of any direct or indirect exposure to any such entity that has filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or had a receiver appointed for them, experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, had the crypto assets of their customers unaccounted for, or experienced material corporate compliance failures.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

February 13, 2023

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,
GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck, Esq.
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

Greenberg Traurig, LLP

www.gtlaw.com